SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly, Esq.

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by O’Charley’s Inc., a Tennessee corporation (the “Company” or “O’Charley’s”), on February 27, 2012 (which, together with Amendment No. 1 filed with the Commission on March 7, 2012, Amendment No. 2 filed with the Commission on March 29, 2012 and this Amendment No. 3 and any subsequent amendment or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Fred Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of O’Charley’s common stock at a price of $9.85 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereof, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Commission on February 27, 2012 and amended on February 28, 2012, March 23, 2012 and April 3, 2012 (as so amended, the “Schedule TO”). The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

The following paragraph is added to the end of Item 8:

“Expiration of the Offer. The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, April 2, 2012. The depositary for the Offer has advised that, as of the expiration time, an aggregate of approximately 17,638,620 Shares (excluding approximately 1,248,704 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 75% of the total Shares on a fully-diluted basis (as defined in the Merger Agreement). Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase by Merger Sub. Merger Sub will promptly pay for such Shares in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Merger Sub and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, Parent intends to effect a “short-form” merger under Tennessee law after exercising the Top-Up Option and, as a result, O’Charley’s will become an indirect, wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by O’Charley’s, Parent, Merger Sub or any wholly-owned subsidiary of O’Charley’s or Parent, which Shares will be cancelled and retired and will cease to exist without any consideration being delivered in exchange for those Shares) will be cancelled and converted into the right to receive $9.85 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.

On Tuesday, April 3, 2012, Parent issued a press release announcing the completion of the Offer. The full text of this press release is filed as Exhibit (a)(5)(E) to the Schedule TO-T/A filed by Parent on April 3, 2012 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release issued by Fidelity National Financial, Inc. on April 3, 2012 (incorporated by reference to Exhibit (a)(5)(E) of Amendment No. 4 to the Schedule TO filed by Parent on April 3, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O’Charley’s Inc.

By:	/s/ David W. Head
Name:	David W. Head
Title:	Chief Executive Officer and President

Dated: April 3, 2012

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